SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 86475 / July 25, 2019

Admin. Proc. File No. 3-18786

In the Matter of

ENTOURAGE MINING, LTD.,
I.I.S. INTELLIGENT INFORMATION SYSTEMS, LTD.,
NEWLEAD HOLDINGS, LTD.,
QUANTITATIVE ALPHA TRADING, INC., AND
STARFIELD RESOURCES, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Companies failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1. *Held*, it is in the public interest to revoke the registration of the companies' securities.

APPEARANCES:

*David S. Frye* for the Division of Enforcement.

Respondents Entourage Mining Ltd., I.I.S. Intelligent Information Systems, Ltd., NewLead Holdings Ltd., Quantitative Alpha Trading, Inc., and Starfield Resources, Inc. (collectively, "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1]  Respondents again failed to respond to an order to show cause why they should not be found in default.[2]  We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

## I.	Background

**A.	The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.**

On September 18, 2018, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934.  Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4]  The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5]  Specifically, Rule 13a-1 requires issuers to file annual reports.[6]  These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7]  A violation of these provisions does not require scienter.[8]

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[1]	*Entourage Mining Ltd.*, Exchange Act Release No. 84193, 2018 WL 4488867 (Sept. 18, 2018).

[2]	*Entourage Mining Ltd.*, Exchange Act Release No. 85268, 2018 WL 1082157 (Mar. 7, 2019).

[3]	15 U.S.C. § 78*l*(j).

[4]	15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]	*Id.*

[6]	17 C.F.R. §§ 240.13a-1.

[7]	15 U.S.C. § 78m(a).

[8]	*Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998)).

The OIP alleges that all of the Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Entourage Mining Ltd. ("ENMGF") (CIK No. 1239672) is a British Columbia corporation located in Montreal, Quebec, Canada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ENMGF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2013. As of July 16, 2018, the common shares of ENMGF were quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") ("OTC Link"), had three market makers and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP alleges that I.I.S. Intelligent Information Systems, Ltd. ("IISLF") (CIK No. 742358) is an Israeli corporation located in Ramat Gan, Israel with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IISLF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2007, which reported a net loss of $103,000 for the prior year. As of July 16, 2018, the ordinary shares of IISLF were quoted on OTC Link, had three market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP alleges that NewLead Holdings Ltd. ("NEWLF") (CIK No. 1322587) is a stricken Bermuda corporation located in Hamilton, Bermuda with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NEWLF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2015, which reported a net loss attributable to common shareholders of $100,223,000 for the prior year. As of August 3, 2018, the common shares of NEWLF were quoted on OTC Link, had six market makers, and were eligible for the ""piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP alleges that Quantitative Alpha Trading, Inc. ("QATSF") (CIK No. 1036140) is a British Columbia corporation located in Toronto, Ontario, Canada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). QATSF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2010, which reported a net loss of $2,628,226 (Canadian) for the prior twelve months. As of July 16, 2018, the common shares of QATSF were quoted on OTC Link, had four market makers, and were eligible for the ""piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP alleges that Starfield Resources, Inc. ("SRFDF") (CIK No. 1074795) is an Alberta corporation located in Toronto, Ontario, Canada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SRFDF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended February 29, 2012, which reported a net loss of $8,604,000 for the prior twelve months. As of July 16, 2018, the common shares of SRFDF were quoted on OTC Link, had six market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

**B.    Respondents failed to answer the OIP or respond to a show cause order.**

Respondents were each properly served with the OIP, but none answered it.  On March 7, 2019, more than ten days after service on each Respondent, they were ordered to show cause by March 21, 2019, why the registrations of their securities should not be revoked by default due to their failures to file an answer and to otherwise defend this proceeding.[11]  Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their securities may be revoked." No Respondent subsequently answered the OIP or responded to the show cause order.

## II.    Analysis

**A.    We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.**

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[12]  Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13]  Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual

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[9]      17 C.F.R. § 201.220(b).

[10]     *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]     *See supra* note 2.

[12]     17 C.F.R. § 201.220(f).

[13]     17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

**B.      We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondents' violations were recurrent in that they each have failed to file required annual reports for multiple years.[19] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors

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[14]      *See supra* notes 4-8 and accompanying text.

[15]      15 U.S.C. § 78*l*(j).

[16]      *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]      *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]      *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19]      *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners JACKSON, PEIRCE, ROISMAN, and LEE).

Vanessa A. Countryman
Secretary

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[20]     *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21]     *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]     *See, e.g., Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86475 / July 25, 2019

Admin. Proc. File No. 3-18786

In the Matter of

ENTOURAGE MINING, LTD.,
I.I.S. INTELLIGENT INFORMATION SYSTEMS, LTD.,
NEWLEAD HOLDINGS, LTD.,
QUANTITATIVE ALPHA TRADING, INC., AND
STARFIELD RESOURCES, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Entourage Mining Ltd., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of I.I.S. Intelligent Information Systems, Ltd. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of NewLead Holdings Ltd. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Quantitative Alpha Trading, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Starfield Resources, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of July 26, 2019.

By the Commission.


Vanessa A. Countryman
Secretary